UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West,

Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2012 and 2011

C O N T E N T S

Report of Independent Registered Public Accounting Firm

To the Members of the Unitil Corporation 401(k) Plan Committee and the Plan Administrator of the Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Unitil Corporation Tax Deferred Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Boston, Massachusetts

June 20, 2013

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2012	2011
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$2,059,798	$1,632,274
Growth Fund of America	7,791,054	6,794,598
MainStay High Yield Corporate Bond Fund	1,239,051	1,065,306
PIMCO Real Return Fund	1,967,947	1,354,503
PIMCO Total Return Fund	3,121,591	2,741,442
Columbia Acorn Select Fund Z	760,377	415,212
Loomis Sayles Core Plus Bond Fund A	239,085	—
BlackRock LifePath Retirement Fund	250,298	462,520
BlackRock LifePath 2020 Fund	1,012,142	856,270
BlackRock LifePath 2025 Fund	5,472	—
BlackRock LifePath 2030 Fund	731,618	548,908
BlackRock LifePath 2035 Fund	347	—
BlackRock LifePath 2040 Fund	455,695	334,297
BlackRock LifePath 2050 Fund	105,812	—
BlackRock LifePath 2055 Fund	3,281	—
Cohen & Steers Institutional Realty Shares	138,129	—
MainStay S&P 500 Index Fund	1,908,822	1,654,586
Columbia Mid Cap Index Fund	—	602,166
Van Kampen Growth and Income Fund	3,007,751	2,812,155
Davis New York Venture Fund	—	481,977
Dreyfus Appreciation Fund	456,944	—
Jennison Small Company Fund Z	1,288,755	715,182
Third Avenue Small Cap Value Fund	801,267	208,686
JP Morgan Mid Cap Value Fund	1,172,106	845,114
Royce Low-Priced Stock Fund	—	1,168,847
Columbia Acorn International Fund Z	130,078	—
MFS International Value Fund A	104,774	—
Oppenheimer Developing Markets Fund A	358,489	—
Manning & Napier World Opportunities Fund A	2,270,761	1,962,377

Total Registered Investment Companies	31,381,444	26,656,420

New York Life Stable Value Fund	11,572,057	10,763,723

Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	5,936,458	6,071,532
PIMCO Money Market Fund Admin	205,407	—
MainStay Cash Reserves Fund I	—	213,573

Total Unitil Corporation Stock Fund	6,141,865	6,285,105

Total Investments at Fair Value	49,095,366	43,705,248

Notes Receivable from Participants	1,492,432	1,226,998
Adjustment from Fair Value to Contract Value for Interest in Fully Benefit-Responsive Contract	(162,022)	112,020

Net Assets Available for Benefits	$50,425,776	$45,044,266

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2012

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$2,927,869
Interest and dividends	1,343,639

Total investment income	4,271,508

Interest on notes receivable from participants	61,852

Contributions:
Participant	2,669,422
Employer	1,374,734
Participant rollovers	181,906

Total contributions	4,226,062

Total additions	8,559,422

Deductions from net assets attributed to:
Benefits paid to participants	(1,001,401)
Rollover distributions	(2,139,217)
In-kind distributions	(37,294)

Total deductions	(3,177,912)

Net increase	5,381,510

Net assets available for benefits:

Beginning of year	45,044,266

End of year	$50,425,776

(The accompanying notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE A—DESCRIPTION OF PLAN

The following description of The Unitil Corporation (“Unitil” or the “Company”) Tax Deferred Savings and Investment Plan (“Plan” or “401(k) Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and its wholly-owned subsidiaries Unitil Service Corp., Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. (“Northern Utilities”), Granite State Gas Transmission, Inc. (“Granite State”) and Usource L.L.C. (“Usource”) (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company (“New York Life” or “trustee”) as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was amended and restated effective January 1, 2009 to comply with current Federal regulations. The Plan was also amended on June 18, 2009 to comply, effective January 1, 2007, with the final regulations under Section 415 of the Code. Further amendments were made to the Plan effective January 1, 2010, and January 1, 2011, to reflect enhancements to the benefits provided by the Plan in connection with amendments to the Company’s defined benefit pension plan (“Pension Plan”). The Plan was also amended in September 2010 to comply with the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART Act”), and to reflect administration of 2009 required minimum distributions. In 2012, the Plan was amended effective January 1, 2012 to address the eligibility of rehired employees; and effective April 1, 2012, to incorporate the changes in the currently effective collective bargaining agreements.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and

(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document or as limited by the Code, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay.

Employees of Northern Utilities or Granite State who are members of Utility Workers Union of America (“UWUA”) Local 341 or employees of Northern Utilities who are members of the United Steelworkers Union of America (“USWA”) Local 12012-6 who elected to remain in the existing pension plan, may contribute from 1% to 75% of their compensation, as defined by the Plan Document or as limited by the Code, on a pre-tax and/or after-tax basis.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Participants who are age 50 or will turn age 50 by the end of the Plan year (December 31) may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

New non-union employees and new union employees who are members of the USWA, IBEW or UWUA, Local 341 are automatically enrolled in the 401(k) Plan following the completion of 1,000 hours of service, with the automatic employee contribution rate of 3%. This contribution rate will automatically increase by 1% on January 1st of each year until the employee’s contribution is 10% of pay. Employees may elect to opt-out of the automatic enrollment and/or automatic increase features provided by the enhanced Plan benefits.

Effective June 1, 2013, union employees who are members of the UWUA Local B340 that are hired after June 1, 2013 will be automatically enrolled in the 401(k) Plan under terms consistent with those discussed above.

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of their eligible compensation, as defined by the Plan Document, except as noted below. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

For non-union employees who are hired on or after January 1, 2010, and for non-union employees who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company contributing 4% of eligible compensation, as defined by the Plan, each year, regardless of whether or not the non-union employee elects to contribute to the 401(k) Plan. The Company also matches 100% of an employee’s elective deferrals up to 6% of compensation.

Employees of Northern Utilities who are members of USWA Local 12012-6 and who have completed one year of service shall receive company matching contributions equal to 50% of their employee contributions which do not exceed 5% of compensation, as defined by the Plan Document. For those USWA members who are hired on or after January 1, 2011, and for USWA members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides for enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

Effective April 1, 2012, the Company match increased to 3% for UWUA Local 341 members. For those UWUA Local 341 members who are hired on or after April 1, 2012 and for UWUA members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

provides enhanced Plan benefits including the Company matching employee elective deferrals up to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those IBEW members who are hired on or after June 1, 2012, and for IBEW members who elected to move from the Company’s existing Pension Plan and accept a frozen pension benefit, the Plan provides enhanced Plan benefits including the Company increasing the matching contributions from 3% to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) Plan.

For those UWUA—Local B340 members who are hired on or after June 1, 2013, and for UWUA Local—B340 members who elect to move from the Company’s existing Pension Plan and accept a frozen pension benefit effective January 1, 2014, the Plan provides enhanced Plan benefits including the Company increasing the matching contributions from 3% to 6% of base pay and the Company contributing 4% of base pay each year, regardless of whether the employee elects to contribute to the 401(k) plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document, except as noted below. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Employees who are receiving the enhanced Plan benefits and employees of Northern Utilities and Granite State who are members of UWUA Local 341 or USWA Local 12012-6 are always 100% vested in all employee and employer contributions.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Notes Receivable from Participants

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding twelve month period, or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2012, there are 198 loans to participants, maturing from 2013 to 2027 with interest rates ranging between 4.25% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar quarters or years. In-service distributions and hardship withdrawals are available to participants in accordance with the provisions of the Plan. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

In-Kind Distributions

One of the Plan’s investment options is the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). When receiving payment of benefits, a participant invested in the Unitil Corporation Stock Fund may elect to receive whole shares of stock (i.e. in-kind distributions), with any fractional shares, and the cash and cash equivalent portions of the underlying stock account, being distributed in cash.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. There was $13,237 of forfeitures used to reduce future Company contributions in 2012. There were $976 and $11,969 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2012 and 2011, respectively.

Investment Options

The Plan offers twenty-eight investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (“Stock Fund”) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At both December 31, 2012 and 2011, the Stock Fund had approximately 3% in cash and cash equivalents and 97% in Company stock.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The New York Life Stable Value Fund is a fully benefit-responsive investment contract. As such, the Statements of Net Assets Available for Benefits presents the New York Life Stable Value Fund at fair value, based on information provided by the trustee regarding the underlying investments, as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Subsequent Events

The Plan has evaluated all events or transactions through the date of this filing. During this period, there were no material subsequent events, other than disclosed in Note A to the financial statements, that impacted the Plan’s financial statements.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the New York Life Stable Value Fund are valued at estimated fair value based on the fair value of the pooled separate account’s underlying investments by applying the Plan’s percentage ownership in the pooled separate account to the total fair value of the underlying investment securities, based on information provided by the trustee. (See Note F). The Unitil Corporation Stock Fund is stated at fair value as determined by quoted market prices of both Unitil common stock and cash equivalents held in the fund.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are netted against the earnings of each fund.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, (ASU 2011-04). This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Company adopted ASU 2011-04 and it did not have an impact on the Plan’s net assets available for benefits and changes in net assets available for benefits.

NOTE C—RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE D—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan Document.

NOTE E—TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 15, 2009 that the Plan, including amendments made through January 1, 2009, and related trust are designed in accordance with applicable sections of the Code.

Although the Plan has been amended subsequent to January 1, 2009, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE F—NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note B, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. As such, the Statements of Net Assets Available for Benefits presents the New York Life Stable Value Fund at fair value as well as the adjustment from fair value to contract value, as shown in the table below.

	As of December 31,
	2012	2011
New York Life Stable Value Fund – Fair Value	$11,572,057	$10,763,723
Adjustment from Fair Value to Contract Value	(162,022)	112,020

New York Life Stable Value Fund – Contract Value	$11,410,035	$10,875,743

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Contract value, as reported to the Plan by New York Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2012	2011
Based on actual earnings	2.41%	3.14%
Based on interest rate credited to participants	1.77%	2.64%

NOTE G—FAIR VALUE OF PLAN ASSETS

The Plan follows the guidance set forth by the FASB for reporting fair value of Plan investments. The FASB guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 –	Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3.

Valuation Techniques

There have been no changes in the valuation techniques used during the current period.

Registered Investment Companies

These securities, consisting of mutual funds, are valued based on quoted prices from the market. These securities are categorized in Level 1 as they are actively traded and no valuation adjustments have been applied.

Unitil Corporation Stock Fund

This fund includes publicly traded common stock of Unitil Corporation valued at quoted prices available on the New York Stock Exchange (categorized as Level 1) as well as cash and cash equivalents held in the PIMCO Money Market Fund or the MainStay Cash Reserve Fund I. The PIMCO Money Market Fund and the MainStay Cash Reserve Fund I are categorized as Level 1 as they are actively traded and no valuation adjustments have been applied.

Stable Value Fund

Investments in the pooled separate account are valued by applying the Plan’s percentage ownership in the pooled separate account to the total fair value of the underlying investment securities, based on information provided by the trustee. These investments are categorized as Level 2.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Assets measured at fair value on a recurring basis as of December 31, 2012 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Registered Investment Companies:

Asset Allocation Funds	$2,564,665	$2,564,665	$—	$—
Growth & Income Funds	6,976,371	6,976,371	—	—
Growth Funds	12,408,632	12,408,632	—	—
Income Funds	6,567,674	6,567,674	—	—
International Funds	2,864,102	2,864,102	—	—

Total Registered Investment Companies	31,381,444	31,381,444	—	—

Common Stock Fund:

Unitil Corporation Common Stock	5,936,458	5,936,458	—	—
PIMCO Money Market Fund	205,407	205,407	—	—

Total Common Stock Fund	6,141,865	6,141,865	—	—

Stable Value Fund	11,572,057	—	11,572,057	—

Total Assets	$49,095,366	$37,523,309	$11,572,057	$—

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

Assets measured at fair value on a recurring basis as of December 31, 2011 are as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Registered Investment Companies :

Asset Allocation Funds	$2,201,995	$2,201,995	$—	$—
Growth & Income Funds	6,701,181	6,701,181	—	—
Growth Funds	10,629,616	10,629,616	—	—
Income Funds	5,161,251	5,161,251	—	—
International Fund	1,962,377	1,962,377	—	—

Total Registered Investment Companies	26,656,420	26,656,420	—	—

Common Stock Fund:

Unitil Corporation Common Stock	6,071,532	6,071,532	—	—
MainStay Cash Reserve Fund I	213,573	213,573	—	—

Total Common Stock Fund	6,285,105	6,285,105	—	—

Stable Value Fund	10,763,723	—	10,763,723	—

Total Assets	$43,705,248	$32,941,525	$10,763,723	$—

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE H—INVESTMENTS

The table below shows the net appreciation (depreciation) in fair value of the Plan’s investments (including gains and losses on investments realized, as well as held during the year) for the year ended December 31, 2012:

For the Year Ended December 31, 2012
Registered Investment Companies (at fair value):
American Balanced Fund	$209,336
Growth Fund of America	1,310,823
MainStay High Yield Corporate Bond Fund	58,278
Loomis Sayles Core Plus Bond Fund A	10,811
PIMCO Real Return Fund A	9,192
PIMCO Real Return Fund Admin	50,087
PIMCO Total Return Fund A	25,200
PIMCO Total Return Fund Admin	62,020
Columbia Acorn Select Fund Z	50,559
BlackRock LifePath Retirement Fund	20,324
BlackRock LifePath 2020 Fund	68,446
BlackRock LifePath 2025 Fund	151
BlackRock LifePath 2030 Fund	45,108
BlackRock LifePath 2035 Fund	15
BlackRock LifePath 2040 Fund	33,528
BlackRock LifePath 2050 Fund	1,976
BlackRock LifePath 2055 Fund	30
MainStay S&P 500 Index Fund A	51,056
MainStay S&P 500 Index Fund I	187,085
Columbia Mid Cap Index Fund	22,619
Cohen & Steers Institutional Realty Shares	(4,597)
Dreyfus Appreciation Fund	3,037
Van Kampen Growth and Income Fund	351,434
Davis New York Venture Fund	40,673
Jennison Small Company Fund Z	140,073
Third Avenue Small Cap Value Fund	82,641
JP Morgan Mid Cap Value Fund	177,309
Royce Low-Priced Stock Fund	64,603
Columbia Acorn International Fund Z	10,923
MFS International Value Fund A	8,795
Oppenheimer Developing Markets Fund A	31,855
Manning & Napier World Opportunities Fund A	333,094

3,456,484
Common Stock Fund (at fair value):
Unitil Corporation Stock Fund	(528,615)

Total	$2,927,869

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

The following table shows investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2012 and 2011, respectively.

Funds (at fair value):	2012			2011
	Amount		% of Net Assets Available For Benefits	Amount		% of Net Assets Available For Benefits
New York Life Stable Value Fund	$11,410,035	*	22.6%	$10,875,743	*	24.1%
Growth Fund of America	$7,791,054		15.5%	$6,794,598		15.1%
Unitil Corporation Stock Fund	$6,141,865		12.2%	$6,285,105		14.0%
PIMCO Total Return Fund	$3,121,591	**	6.2%	$2,741,442	**	6.1%
Van Kampen Growth and Income Fund	$3,007,751		6.0%	$2,812,155		6.2%

*	Amount represents contract value for the investment.
**	Amounts held in “Administration” and “A” fund classes in as of December 31, 2012 and 2011, respectively.

NOTE I—UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund as of and for the year ended December 31, 2012 is as follows:

Fair Value, beginning of year	$6,285,105
Contributions:
Participant	245,665
Employer	120,040
Rollover	10,898
Loan Repayments	103,091

Total Contributions	479,694

Interest and Dividend Reinvestment Income	299,462
Net Depreciation in Fair Value	(528,615)
Benefits Paid to Participants	(271,403)
Loans to Participants	(160,635)
Interfund Transfers and Other	38,257

Fair Value, end of year	$6,141,865

NOTE J—PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s assets are common shares of Unitil Corporation, the Plan’s sponsor, and notes receivable from participants. These transactions also qualify as party-in-interest transactions.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE K—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

As of December 31,	2012	2011

Net assets available for benefits per the financial statements	$50,425,776	$45,044,266

Adjustment from contract value to fair value for interest in fully benefit-responsive contract	162,022	(112,020)

Net assets available for benefits per the Form 5500	$50,587,798	$44,932,246

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

For the Year Ended December 31,	2012

Net increase in net assets available for benefits per the financial statements	$5,381,510

Change in the adjustment from contract value to fair value for interest in fully benefit-responsive contract	274,042

Net increase in net assets available for benefits per the Form 5500	$5,655,552

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employer Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b)	(c)					(d)	(e)
		Description of Investment
	Identity of Insurer, Borrower, Lessor or Similar Party	Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$2,059,798
	Growth Fund of America	“	n/a	n/a	n/a	n/a	n/a	7,791,054
*	Mainstay High Yield Corporate Bond Fund	“	n/a	n/a	n/a	n/a	n/a	1,239,051
	PIMCO Real Return Fund Admin.	“	n/a	n/a	n/a	n/a	n/a	1,967,947
	PIMCO Total Return Fund Admin.	“	n/a	n/a	n/a	n/a	n/a	3,121,591
	Columbia Acorn Select Fund Z	“	n/a	n/a	n/a	n/a	n/a	760,377
	BlackRock LifePath Retirement Fund	“	n/a	n/a	n/a	n/a	n/a	250,298
	BlackRock LifePath 2020 Fund	“	n/a	n/a	n/a	n/a	n/a	1,012,142
	BlackRock LifePath 2025 Fund	“	n/a	n/a	n/a	n/a	n/a	5,472
	BlackRock LifePath 2030 Fund	“	n/a	n/a	n/a	n/a	n/a	731,618
	BlackRock LifePath 2035 Fund	“	n/a	n/a	n/a	n/a	n/a	347
	BlackRock LifePath 2040 Fund	“	n/a	n/a	n/a	n/a	n/a	455,695
	BlackRock LifePath 2050 Fund	“	n/a	n/a	n/a	n/a	n/a	105,812
	BlackRock LifePath 2055 Fund	“	n/a	n/a	n/a	n/a	n/a	3,281
*	MainStay S&P 500 Index Fund I	“	n/a	n/a	n/a	n/a	n/a	1,908,822
	Dreyfus Appreciation Fund	“	n/a	n/a	n/a	n/a	n/a	456,944
	Van Kampen Growth and Income Fund	“	n/a	n/a	n/a	n/a	n/a	3,007,751
	Cohen & Steers Institutional Realty Shares	“	n/a	n/a	n/a	n/a	n/a	138,129
	Jennison Small Company Fund Z	“	n/a	n/a	n/a	n/a	n/a	1,288,755
	Third Avenue Small Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	801,267
	JP Morgan Mid Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	1,172,106
	Loomis Sayles Core Plus Bond Fund A	“	n/a	n/a	n/a	n/a	n/a	239,085
	Manning & Napier World Opportunities Fund A	“	n/a	n/a	n/a	n/a	n/a	2,270,761
	Columbia Acorn International Fund Z	“	n/a	n/a	n/a	n/a	n/a	130,078
	MFS International Value Fund A	“	n/a	n/a	n/a	n/a	n/a	104,774
	Oppenheimer Developing Markets Fund A	“	n/a	n/a	n/a	n/a	n/a	358,489

*	New York Life Stable Value Fund	Pooled Separate Account	n/a	2.41%	n/a	n/a	n/a	11,572,057
*	Unitil Corporation Stock Fund	Unitized Stock Fund	n/a	n/a	n/a	n/a	n/a	6,141,865
*	Notes Receivable from Participants	Participant Loans	varies	4.25%- 9.25%	n/a	n/a	$—	1,492,432

	Total							$50,587,798

*	Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 20, 2013	/s/ Mark H. Collin
Mark H. Collin
Chief Financial Officer